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                                                                    Exhibit 99.4
[ATALANTA SOSNOFF LOGO]
101 PARK AVENUE, NEW YORK, NEW YORK 10178-0008 (212) 867-5000 FAX (212) 922-1834


                                                January 31, 2003


Special Committee of the Board of Directors of Atalanta/Sosnoff Capital Corporation
101 Park Avenue
New York, NY 10178

Gentlemen:

         As I indicated at the December 5, 2002 meeting of the Board of Directors of Atalanta/Sosnoff Capital Corporation (the "Company"), I would like to acquire all of the shares of common stock of the Company not already owned by me. Set forth below is further information as to the terms of, and reasons for, my proposal.

         Price. I propose to acquire all of the shares not already owned by me at a price of $12.50 per share, such price subject to adjustment at the time of the closing based upon the increase or decrease, as applicable, in the fair market value of the "investments" shown on the balance sheet of the Company from their value as at December 31, 2002. Assuming there is no adjustment to the offer price of $12.50 per share, my proposal values the Company at approximately $108 million on a fully diluted basis.

         Structure of the Transaction. I currently intend to effectuate the acquisition by means of a tender offer followed, if necessary, by a "short-form" merger of the Company with and into a newly formed corporation wholly owned by me. This structure will provide the other shareholders with cash for their shares as quickly as possible. The Company would be the surviving corporation in such merger. I expect that the current officers of the Company would continue to serve in those same capacities after the merger (the members of the Special Committee would resign as directors upon completion of the merger).

         Reasons for the Proposal. After careful consideration, I believe this proposal is in the best interests of the public shareholders of the Company for the following key reasons:

         1. Offer Price at a Significant Premium to Market Prices

            o The offer price of $12.50 a share represents a premium of 22% over the stock's closing price prior to the public announcement of my proposal on December 6, 2002.

            o The offer price also represents a premium of over 84% over the stock's lowest closing price during the prior year.

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            o  In contrast to this premium, the Company's life as a public company has been frustrating. Since the initial public offering of the shares in June, 1986, the trading price of such shares has declined despite a five-fold increase in the S&P 500.

         2. Liquidity for the Shares

            o The historical trading volume of the shares has been low and inconsistent. Daily trading volume has averaged less than 2,000 shares or 0.02% of outstanding shares on a base of 8.5 million shares outstanding, with no trades occurring in 112 of 253 trading days prior to the public announcement of my proposal on December 6, 2002.

            o The clear lack of liquidity creates potential price disruptions as shareholders attempt to sell their shares in the market. The tender offer and merger will provide shareholders with immediate liquidity at the offer price without any price disruption.

         3. Realization of the Operating Business Value

            o Prior to the public announcement of my proposal on December 6, 2002, the stock has generally traded at a discount to reported book value per share, as shown in Exhibit A. This differential may be viewed as negative accretion to the value of the Company's operating business.

            o The offer price is 14% above estimated fully diluted book value, providing the public shareholders with a significant premium for their non-controlling interest.

         4. Transfer of the Risk of Succession

            o As you know, I am 71 years old and serve as Chairman, Chief Executive Officer and Chief Investment Officer of the Company. I am one of only two portfolio managers at the Company. Given my vital role in managing client assets and my high visibility to clients, the loss of my services could be expected to result in significant diminution in the value of the Company's operating business and stock price.

            o The acquisition will transfer the risk of succession and loss of my services from the public shareholders to the ensuing private company.

         5. Costs of Being Public Company; Lack of Business Reasons of Being a Pubic Company

            o The Company incurs significant annual costs as a result of being a public company. In addition, the recently enacted corporate governance standards and disclosure requirements under the Sarbanes-Oxley Act and NYSE rules will increase such costs and the reporting burden on the Company going forward.

            o The Company also does not realize a corresponding benefit of being a public company because its business is not a capital intensive business requiring access to the capital markets. Further, other traditional reasons for being a public company are either not relevant (e.g., the ability to make acquisitions with stock, improving the image of the Company, etc.) or have not been validated in practice (e.g., increased liquidity for the shares, more accurate valuation for the Company, etc.).

         6. Tax Benefit of the Acquisition

            o A significant portion of the assets of the Company consists of investment assets (approximately $77 million as of December 31, 2002). The distribution of all or any portion of these investments to the public shareholders as a dividend would be taxable to the shareholders as ordinary income. However, any gain from the sale of the shares by the pubic shareholders (which inherently reflects the value attributable to these investments) in the

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            o  tender offer or merger will be taxable to the shareholders as long-term capital gain (assuming the shares were held for at least 1 year), providing a significant tax benefit to the public shareholders.

         Conditions. Because I believe this proposal is in the best interests of the public shareholders of the Company, I request the approval of the Special Committee and the full Board of Directors of the Company for the tender offer and merger (including the recommendation of the tender offer and merger by the Board on Schedule 14D-9 at the appropriate time). I also expect that the inside directors and officers of the Company will tender all shares owned by each of them in the tender offer. In addition, my obligation to complete the tender offer would be subject to customary conditions, including, the failure of public shareholders to tender of a number of shares which, when taken together with shares already owned by me, equal or exceed 90% of the outstanding shares of the Company, adverse developments in the business or prospects of the Company or a significant decline in the stock price.

         This letter constitutes a statement of interest with respect to the proposed transaction and will not itself be deemed to create any binding rights or obligations in favor of any party. This proposal is also subject to the negotiation and execution of definitive documentation. I will promptly advise you in the event that I should decide to withdraw or modify this proposal.

         I look forward to discussing this proposal with you and your advisors at your earliest convenience.

                                       Sincerely,


                                      /s/ Martin T. Sosnoff
                                      Martin T. Sosnoff

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